Cassidy & Associates
Attorneys at Law
9454 Wilshire Boulevard
Beverly Hills, California 90212

Email:  CassidyLaw@aol.com
Telephone: 202/387-5400
Fax: 949/673-4525

March 31, 2011

Securities and Exchange Commission
Division of Corporation Finance
Attn: John Reynolds, Assistant Director
Washington, D.C. 20549

RE:	Registration Statement on Form S-1 for Powerdyne International, Inc.
Amendment No. 1
File No. 333-172509

Dear Mr. Reynolds:

Attached for filing with the Securities and Exchange Commission is Amendment No.1 to the Powerdyne International, Inc. registration statement on Form S-1.  The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated March 3, 2011 (the "Comment Letter").

The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response (if applicable) thereto in the Registration Statement.

1. We are presenting separate sets of historical financial statements for each company (Greenmark and Powerdyne, Inc.) participating in the merger of February 2011, of which the Company was the surviving entity.  Such financial statements are presented for the year ended December 31, 2010 and are presented on a pre-merger basis for each of the two companies involved in the merger.

Pro forma financial statements (giving effect to the merger) are not required for the recapitalization transaction; prior to the merger, the Company (then known as Greenmark Acquisition Corporation (“Greenmark”)) was not considered to be a business (i.e. you have described Greenmark in comment 3 of your letter as a shell company under Rule 12b-2 of the Securities Exchange Act of 1934).  Accordingly, the merger of Powerdyne, Inc. and Greenmark is not treated as a business combination.

2. There is no lapse in periods between predecessor and successor financial statements as Mr. Euga worked only on the development of product concepts that are related to Powerdyne, Inc. since 2002 and prior to the inception of Powerdyne, Inc.  Such activities did not consist of any actual business operations and no activities occurred inside of a legal or corporate entity. Accordingly, there is no predecessor corporate or legal entity related to Powerdyne, Inc. prior to 2010, and hence, no additional financial statements of any predecessor entity need to be presented.

3. Pursuant to your comment, a Form 8-K, which includes the information that the acquired business would be required to file to register a class of securities under Section 12 of the Securities Exchange Act of 1934 using Form 10, has been filed.

We look forward to receiving your comments following your full review and evaluation of the registration statement filed herewith.  If you have any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or the undersigned at (310) 709-4338.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates